Mayer Brown LLP

1675 Broadway
New York, New York 10019-5820

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Paul A. Jorissen

Direct Tel +1 212 506 2555
Direct Fax +1 212 849 5555

pjorissen@mayerbrown.com

March 5, 2013

By Edgar courier

Mr. Robert Errett Special Counsel Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561

Re:	GE Equipment Midticket LLC, Series 2011-1 Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 27, 2012

File No. 333-160604-02

Dear Mr. Errett:

We submit this letter, on behalf of GE Equipment Midticket LLC, Series 2011-1 (the “Company”), to address certain items raised by the staff in our telephonic discussion of February 21, 2013, and to supplement our written responses, dated December 17, 2012, January 8, 2013 and February 7, 2013, as they pertain to such items.

Further to the telephone discussion, the Company hereby clarifies and confirms, as follows:

a)	Mr. Thomas A. Davidson has signed the Item 1123 servicer compliance statement that was enclosed with the above-referenced 10-K filing under a power of attorney granted by the servicer, General Electric Capital Corporation (“GE Capital”) (as opposed to being granted by the individual officer or operating unit to allow signature on that officer’s or operating unit’s behalf). This power of attorney allows Mr. Davidson to bind GE Capital in a wide range of matters related to his responsibilities and was granted pursuant to delegations of authority routinely employed by GE Capital across a number of its business units for similarly situated executives.

b)	Mr. Davidson holds the title “Senior Managing Director, Capital Markets,” is responsible for GE Capital’s securitization activities and is an officer (within the meaning of Rule 3b-2 under the Securities Exchange Act of 1934) of GE Capital. Mr. Davidson routinely performs functions that correspond to those performed by vice presidents or more senior officers of GE Capital.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mr. Robert Errett
March 5, 2013

c)	Mr. Davidson’s responsibilities include review of a variety of core servicing duties performed by GE Capital as servicer on securitizations, including investor reporting, performance of the servicer and the servicer’s compliance with applicable servicing criteria and the servicing agreement under Regulation AB.

d)	All future Item 1123 servicer compliance statements will be signed by Mr. Thomas A. Davidson, in his capacity as “Senior Managing Director, Capital Markets and authorized officer of the servicer,” or by any other person acting as “authorized officer” of the servicer, in such capacity.

If you have any additional questions concerning the above-referenced filing or the Company’s response, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the e-mail address above.

Very truly yours,

/S/ Paul A. Jorissen

Paul A. Jorissen